Filed Pursuant to Rule 433
Dated April 25, 2007
Registration Statement: No. 333-132606

State Street Corporation
$700,000,000
Dual-Tranche Offering
Terms and Conditions

5 Year Floating Rate Notes Offering

Issuer:	State Street Corporation
Security Type:	Senior Notes
Legal Format:	SEC Registered
Ratings:	Aa3/AA-/AA- (Stable/Stable/Stable)
Principal Amount:	$250,000,000
Issue Date:	April 25, 2007
Settlement Date:	April 30, 2007 (T + 3)
Maturity Date:	April 30, 2012
Pricing Benchmark:	3-month LIBOR (Reuters Screen LIBOR01)
Reoffer Spread to Benchmark:	10 bps (0.10%)
Reoffer Price:	100.00%
Interest Payment Dates:	Quarterly on the 30th of January, April, July, and October
First Payment Date:	July 30, 2007
Interest Determination Dates:	Two London banking days prior to the first day of the relevant interest period
Day Count / Business Day Convention:	ACT/360, Modified Following, Adjusted
Denominations:	$1,000 x $1,000
Sole Bookrunner:	Lehman Brothers Inc.
Joint Lead Manager:	Morgan Stanley & Co. Incorporated
Co-Managers:	Muriel Siebert & Co., Inc.
The Williams Capital Group, L.P.
CUSIP:	857477 AC7
ISIN:	US857477AC78

The issuer has filed a registration statement (No. 333-132606), including a prospectus and a preliminary prospectus supplement, with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read each of these documents and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.